Exhibit 2.1

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of the 27th day of April 2021 (this “Agreement”)is entered into by and among, AllyMe Group, Inc., a Nevada corporation (“ALLYME”); and NEXT-ChemX Corporation, a Texas company, (“CHEMX”). ALLYME and CHEMX are referred to singularly as a “Party” and collectively as the “Parties.”

WITNESSETH:

WHEREAS,CHEMX owns a Novel Membrane Based Ion Extraction Technology (“Membrane Technology”) to extract ions in very low concentrations in mildly acidic or basic solutions, which allows a continuous transfer without high pressure, temperature, or electrolysis as it “mimics biological processes found in nature”; and

WHEREAS,ALLYME wishes to purchase and acquire all of CHEMX’s Membrane Technology assets including its intellectual property with related patents, patents pending, patents in preparation, proprietary technology, development plans, contractual rights used in connection with, or related to, the Membrane Technology, and CHEMX desires to sell such assets, intellectual properties and contractual rights to ALLYME; and

WHEREAS,ALLYME and CHEMX propose to enter into this Agreement which provides, among other things, that CHEMX will transfer and sell all of CHEMX’s Membrane Technology assets, intellectual properties and contractual rights used in connection with, or related to, the Membrane Technology to ALLYME in exchange for such number of shares of ALLYME’s common stock as set forth herein(the “Asset Purchase”), on the terms and conditions set forth herein and such additional items as more fully described in this Agreement.

NOW,THEREFORE, in consideration, of the promises and of the mutual representations, warranties and agreements set forth herein, the Parties hereto agree as follows:

ARTICLEI

DEFINITIONS

Section1.01. Definitions. The following terms shall have the following respective meanings:

“Assets”

means the following:

Novel Membrane Based Ion Extraction Technology (“Membrane Technology”), invented and proven by Scientist Nikolai Kocherginsky, PhD, to extract ions in very low concentrations in mildly acidic or basic solutions, which allows a continuous transfer without high pressure, temperature, or electrolysis as it “mimics biological processes found in nature”. This includes all past laboratory pilot data, patents, patents pending, current patent preparations, research data, proprietary technology and know-how related to said Membrane Technology.

Development of this technology commenced several years ago with the extraction of radioactive strontium in a small pilot system while performing research at the University of Singapore resulting in a Patent # 70059 being issued in Singapore. Another pilot plant was produced to economically extract copper ions from circuit board etching solutions. Continued development of the technology resulted in the issuance of US Patent # US 10,065,132 B2 on September 4, 2018 for “Membrane-Based Washing and Deacidification of Oils”. Further IP is being developed for the extraction of additional ions from solutions.

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“Closing”	the closing of the transactions contemplated by this Agreement;
“Completion”

completion of acquisition of the Assets (as such term is defined below) by ALLYME and issuance of the Exchange Shares (as such term is defined below) in accordance with the terms and conditions of this Agreement;

“Encumbrance”

shall mean any mortgage, charge, pledge, lien, (otherwise than arising by statute or operation of law), equities, hypothecation or other encumbrance, priority or security interest, pre-emptive right, deferred purchase, title retention, leasing, sale-and-repurchase or sale-and-leaseback arrangement whatsoever over or in any property, assets or rights of whatsoever nature and includes any agreement for any of the same and reference to “Encumbrances” shall be construed accordingly;

“Person”	any individual, firm, company, government, state or agency of a state or any joint venture, association or partnership (whether or not having separate legal personality);
“US”	United States of America; and
“United States Dollars” or “US$”	United States dollars.

Section1.02. Rules of Construction.

(a)Unless the context otherwise requires, as used in this Agreement: (i) “including” means “including, without limitation”; (ii) words in the singular include the plural; (iii) words in the plural include the singular; (iv) words applicable to one gender shall be construed to apply to each gender; (v) the terms “hereof,” “herein,” “hereby, “hereto” and derivative or similar words refer to this entire Agreement; (vi) the terms “Article” and “Section” shall refer to the specified Article or Section of or to this Agreement; and (vii) the term “day “shall refer to calendar days.

(b)Titles and headings to Articles and Sections are inserted for convenience of reference only, and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

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ARTICLEII

THEASSET PURCHASE

Section2.01. Asset Purchase.

(a)Subject to and upon the terms and conditions of this Agreement, on the Closing Date (as defined hereafter), ALLYME shall acquire all of the Membrane Technology Assets from CHEMX with all of such Assets acquired being free from all Encumbrances together with all rights now or hereafter attaching thereto, and ALLYME shall be the sole owner of the Assets.

(b)As consideration for the transfer or sale of the Assets to ALLYME by CHEMX, ALLYME shall issue to CHEMX Twenty Three Million Eight Hundred and Forty Four Thousand and Four Hundred and Forty Eight (23,844,448) shares of ALLYME’s common stock, par valueUS$0.0001 (the “Exchange Shares”). The Parties hereby agree that the Exchange Shares are valued at $REDACTED per share and that the price of the Assets, as reflected by such valuation of the Exchange Shares is $REDACTED.

(c)The Asset Purchase shall take place upon the terms and conditions provided for in this Agreement and in accordance with applicable law. If the Closing does not occur as set forth in Section 2.02 of this Agreement due to one Party’s failure to perform, then the other Party may terminate the Agreement.

Section2.02. Closing Location. The Closing of the Asset Purchase and the other transactions contemplated by this Agreement will occur as soon as possible (the “Closing Date”), at the offices of ALLYME’s legal counsel, Kline Law Group, address15615 Alton Pkwy. Ste. 450, Irvine CA 92618.

Section2.03. CHEMX’s Closing and Post-Closing Items.

(a)At the Closing, CHEMX shall tender to ALLYME:

(1)the Bill of Sale in a form acceptable to ALLYME and its legal counsel, together with such other separate instruments of sale,transfer or assignment as ALLYME reasonably requests for the transfer of ownership of the Assets to ALLYME; and

(2)a certificate signed by CHEMX certifying that the conditions in Section 8.01(b) have been satisfied.

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(b)Following the Closing, CHEMX shall provide in a timely manner all documents, purchase agreements and any other instruments reasonably required to effect the transfer of ownership of the Assets to ALLYME.

Section2.04. ALLYME’s Closing and Post-Closing Items.

(a) At the Closing, ALLYME will tender to CHEMX:

(1)A certified copy(ies) of resolutions of the Board of Directors of ALLYME in a form satisfactory to CHEMX, acting reasonably, authorizing:

(i) the execution and delivery of this Agreement by ALLYME; and

(ii)the issuance of the Exchange Shares to CHEMX.

(2)A share certificate or certificates, registered in the name of CHEMX as set forth above representing all of the Exchange Shares; and

(3)A certificate executed by a duly appointed officer of ALLYME certifying that the conditions in Section 9.01(b) have been satisfied.

ARTICLEIII

REPRESENTATIONSAND WARRANTIES

Section3.01. Each Party represents and warrants to the other Party that each of the warranties it makes is accurate in all respects and not misleading as at the date of this Agreement.

Section3.02. Each Party undertakes to disclose in writing to the other Party anything which is or may constitute a breach of or be inconsistent with any of the warranties immediately upon the same coming to its notice at the time of and after Completion.

Section3.03. Each Party agrees that each of the warranties it makes shall be construed as a separate and independent warranty and (except where expressly provided to the contrary) shall not be limited or restricted by reference to or inference from the terms of any other warranty or any other term of this Agreement.

Section3.04. Each Party acknowledges that the restrictions contained in Section 11.01 shall continue to apply after the Closing without limit in time.

ARTICLEIV

REPRESENTATIONSAND WARRANTIES OF ALLYME

Section4.01. Organization, Standing and Authority; Foreign Qualification. ALLYME is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada and has all requisite corporate power and authority to own, lease and operate its properties and to conduct its business as presently conducted and as proposed to be conducted and is duly qualified or licensed as a foreign corporation in good standing in each jurisdiction in which the character of its properties or the nature of its business activities require such qualification.

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Section4.02. Corporate Authorization. The execution, delivery and performance by ALLYME of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of ALLYME, and this Agreement constitutes a valid and binding agreement of ALLYME. The Exchange Shares to be issued in accordance with this Agreement shall be duly authorized and, upon such issuance, will be validly issued, fully paid and non-assessable.

Section4.03. Capitalization. (a) ALLYME’s authorized capital stock is Seventy Five Million (75,000,000) authorized shares of common stock (the “Common Stock”) and as of the Closing Date prior to the issuance of the Exchange Shares, the Common Stock outstanding is Three Million Five Hundred and Forty Thousand and Nine Hundred and Eighty Nine (3,540,989) and shall consist of All issued and outstanding shares of ALLYME’s Common Stock all of which are duly authorized, validly issued, fully paid and non-assessable.

Section4.04. No Conflict. The execution, delivery and performance of this Agreement and the completion of the transactions contemplated herein will not:

(a)violate any provision of the Articles of Incorporation, Bylaws or other charter or organizational document of ALLYME;

(b)violate, conflict with or result in the breach of any of the terms of, result in any modification of the effect of, otherwise give any other contracting party the right to terminate, or constitute (or with notice or lapse of time or both constitute) a default under, any contract to which ALLYME is a party or by or to which either of its assets or properties, may be bound or subject;

(c)violate any order, judgment, injunction, award or decree of any court, arbitrator or governmental or regulatory body against, or binding upon, or any agreement with, or condition imposed by, any governmental or regulatory body, foreign or domestic, binding upon ALLYME or upon the securities, assets or business of ALLYME;

(d)violate any statute, law or regulation of any jurisdiction as such statute, law or regulation relates to ALLYME or to the securities, properties or business of ALLYME; or

(e)result in the breach of any of the terms or conditions of, constitute a default under, or otherwise cause an impairment of, any permit or license held by ALLYME.

Section4.05. Litigation. There is no litigation, suit, proceeding, action or claim at law or in equity, pending or to ALLYME’s best knowledge threatened against or affecting ALLYME or involving any of ALLYME’s property or assets, before any court, agency, authority or arbitration tribunal, including, without limitation, any product liability, workers’ compensation or wrongful dismissal claims, or claims, actions, suits or proceedings relating to toxic materials, hazardous substances, pollution or the environment. ALLYME is not subject to or in default with respect to any notice, order, writ, injunction or decree of any court, agency, authority or arbitration tribunal.

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Section4.06. Compliance with Laws. To the best knowledge of ALLYME, it has complied with all laws, municipal bylaws, regulations, rules, orders, judgments, decrees and other requirements and policies imposed by any governmental authority applicable to it, its properties or the operation of its business, except where the failure to comply will not have a material adverse effect on the business, properties, financial condition or earnings of ALLYME.

Section4.07. Material Information. This Agreement and all other information provided, in writing, by ALLYME or representatives thereof to CHEMX, taken as a whole, do not contain any untrue statement of a material fact or omit to state a material fact necessary to make any statement contained herein or therein not misleading. There are no facts or conditions which have not been disclosed to CHEMX in writing which, individually or in the aggregate, could have a material adverse effect on ALLYME or a material adverse effect on the ability of ALLYME to perform any of its obligations pursuant to this Agreement.

Section4.08. Brokerage. No broker or finder has acted, directly or indirectly, for ALLYME nor did ALLYME incur any finder’s fee or other commission, in connection with the transactions contemplated by this Agreement.

ARTICLEV

REPRESENTATIONSAND WARRANTIES OF CHEMX

CHEMX represents and warrant to ALLYME as follows:

Section5.01. Standing and Authority. CHEMX has all requisite power and authority to own, lease and operate the Assets and to conduct any business related to the Assets as presently conducted and as proposed to be conducted and is duly qualified or licensed in each jurisdiction in which the character of the Assets or the nature of the business activities related to the Assets require such qualification.

Section5.02. Authorization. The execution, delivery and performance by CHEMX of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary actions, as the case may be, on the part of CHEMX and CHEMX has duly executed and delivered this Agreement and this Agreement constitutes a valid and binding agreement of CHEMX. CHEMX has the authority and legal capacity to sell the Assets as contemplated hereunder.

Section5.03. Title to the Assets. CHEMX holds one hundred percent (100%) of the Assets without any Encumbrances thereon whatsoever. Upon Completion, ALLYME shall be the beneficial and record holder of the Assets, without any Encumbrances thereon. Except for this Agreement, the Assets are not subject to any contracts, agreements or other arrangements under which CHEMX or any other Personas granted, or is obligated to grant, rights to others to use, reproduce, own, control, market or exploit the Assets or any part of the Assets.

Section5.04. Sale of Exchange Shares. Upon completion of the purchase and sale of the Exchange Shares, CHEMX shall be the beneficial and record holder of the Exchange Shares.

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Section5.05. Affiliated Party; Investment Risk. CHEMX understands that an investment in ALLYME includes a high degree of risk, he has such knowledge and experience in financial and business matters, investments, securities and private placements as to be capable of evaluating the merits and risks of his investment in the Exchange Shares, is in a financial position to hold the Exchange Shares for an indefinite period of time, and is able to bear the economic risk of, and withstand a complete loss of such investment in the Exchange Shares.

Section5.06. Cooperation. If required by applicable securities laws or order of a securities regulatory authority, stock exchanger other regulatory authority, CHEMX will execute, deliver, file and otherwise assist ALLYME in filing such reports, undertakings and other documents as may be required with respect to the issuance of the Exchange Shares.

Section5.07. Tax Advice. CHEMX is solely responsible for obtaining such legal, including tax, advice as he considers necessary or appropriate in connection with the execution, delivery and performance by CHEMX of this Agreement and the transactions contemplated herein.

Section5.08. Investment Representations. All of the acknowledgements, representations, warranties and covenants set out in ExhibitA hereto are true and correct as of the date hereof and as of the Closing Date.

Section5.09. No Conflict. The execution, delivery and performance of this Agreement and the completion of the transactions contemplated herein will not:

(a)violate, conflict with or result in the breach of any of the terms of, result in any modification of the effect of, otherwise give any other contracting party the right to terminate, or constitute (or with notice or lapse of time or both constitute) a default under, any contract to which CHEMX is a party or by or to which his assets or properties (including the Assets) may be bound or subject;

(b)violate any order, judgment, injunction, award or decree of any court, arbitrator or governmental or regulatory body against, or binding upon, or any agreement with, or condition imposed by, any governmental or regulatory body, foreign or domestic, binding upon CHEMX, the assets (including the Assets) or business of CHEMX;

(c)violate any statute, law or regulation of any jurisdiction as such statute, law or regulation relates to CHEMX or to the assets(including the Assets), properties or business of CHEMX; or

(d)result in the breach of any of the terms or conditions of, constitute a default under, or otherwise cause an impairment of, any permit or license held by CHEMX.

Section5.10. Compliance with Laws. To the best of CHEMX’s knowledge, CHEMX is not in violation of any applicable order, judgment, injunction, award or decree nor is he in violation of any federal, provincial, state, local, municipal or foreign law, ordinance or regulation or any other requirement of any governmental or regulatory body, court or arbitrator, other than those violations which, in the aggregate, would not have a material adverse effect on CHEMX or his assets (including the Assets) and has not received written notice that any violation is being alleged.

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Section5.11. Material Information. This Agreement and all other information provided in writing by CHEMX to ALLYME, taken as a whole, do not contain any untrue statement of a material fact or omit to state a material fact necessary to make any statement contained herein or therein not misleading. There are no facts or conditions, which have not been disclosed to ALLYME in writing which, individually or in the aggregate, could have a material adverse effect on CHEMX or the Assets or a material adverse effect on the ability of CHEMX to perform any of his obligations pursuant to this Agreement.

Section5.12. Actions and Proceedings. There are no outstanding orders, judgments, injunctions, awards or decrees of any court, governmental or regulatory body or arbitration tribunal against or involving CHEMX or any of his assets (including the Assets).There are no actions, suits or claims or legal, regulatory, administrative or arbitration proceedings pending or, to the knowledge of CHEMX, threatened against or involving CHEMX or any of his assets (including the Assets).

ARTICLEVI

COVENANTSAND AGREEMENTS OF CHEMX

Section6.01. Conduct of Businesses in the Ordinary Course. From the date of this Agreement to the Closing Date, CHEMX shall conduct the business related to the Assets substantially in the manner in which it is currently conducted.

Section6.02. Preservation of Assets. From the date of this Agreement to the Closing Date, CHEMX shall use his best efforts to preserve intact the Assets and to keep available the services, and preserve the goodwill, of his present managers, officers, employees, agents, and consultants, if any, performing any services pertaining to the Assets.

Section6.03. Conduct Pending the Closing Date. From the date of this Agreement to the Closing Date: (a) CHEMX shall use his best efforts to conduct his affairs in such a manner so that, except as otherwise contemplated or permitted by this Agreement, the representations and warranties contained in Article V shall continue to be true and correct on and as of the Closing Date as if made on and as of the Closing Date; and (b) CHEMX shall promptly notify ALLYME of any event, condition or circumstance that would constitute a violation or breach of this Agreement by CHEMX.

Section6.04. Corporate Examinations and Investigations. Prior to the Closing Date, ALLYME shall be entitled, through its employees and representatives, to make such reasonable investigation of the assets, liabilities, properties, business and operations of CHEMX, and such examination of the books, records, tax returns, results of operations and financial condition of CHEMX. Any such investigation and examination shall be conducted at reasonable times and under reasonable circumstances and CHEMX and his employees and representatives, including without limitation, their counsel and independent public accountants, shall cooperate fully with such representatives in connection with such reasonable review and examination.

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ARTICLEVII

COVENANTSAND AGREEMENTS OF ALLYME

Section7.01. Litigation. From the date of this Agreement to the Closing Date, ALLYME shall notify CHEMX of any actions or proceedings of the type described in Section 4.05 that are threatened or commenced against ALLYME or against any officer, director, employee, properties or assets of ALLYME and of any requests for information or documentary materials by any governmental or regulatory body in connection with the transactions contemplated hereby.

Section7.02. Conduct of ALLYME Pending the Closing. From the date hereof through the Closing Date:

(a)ALLYME shall use its best efforts to conduct its affairs in such a manner so that, except as otherwise contemplated or permitted by this Agreement, the representations and warranties contained in Article IV shall continue to be true and correct on and as of the Closing Date as if made on and as of the Closing Date; and

(b)ALLYME shall promptly notify CHEMX of any event, condition or circumstance occurring from the date hereof through the Closing Date that would constitute a violation or breach of this Agreement by ALLYME.

ARTICLEVIII

CONDITIONSPRECEDENT TO THE OBLIGATION OF ALLYME TO CLOSE

The obligations of ALLYME to be performed by it at the Closing pursuant to this Agreement are subject to the fulfilment on or before the Closing Date, of each of the following conditions, any one or more of which may be waived by it, to the extent permitted bylaw:

Section8.01. Representations and Covenants. (a) The representations and warranties of CHEMX contained in this Agreement shall be true and correct on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date, except that any of such representations and warranties that are given as of a particular date and relate solely to a particular date or period shall be true as of such date or period; and

(b)CHEMX shall have performed and complied with all covenants and agreements required by this Agreement to be performed or complied with by him on or before the Closing Date. CHEMX shall have delivered to ALLYME a certificate, dated the Closing Date, and signed by him to the foregoing effect.

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Section8.02. Governmental Permits and Approvals.

(a)All approvals, authorizations, consents, permits and licenses from governmental and regulatory bodies required for the transactions contemplated by this Agreement and to permit the business currently carried on by CHEMX with respect to the Assets to continue to be carried on substantially in the same manner by ALLYME immediately following the Closing Date shall have been obtained and shall be in full force and effect, and ALLYME shall have been furnished with appropriate evidence, reasonably satisfactory to it, of the granting of such approvals, authorizations, consents, permits and licenses; and

(b)There shall not have been any action taken by any court, governmental or regulatory body then prohibiting or making illegal on the Closing Date the transactions contemplated by this Agreement.

Section8.03. Third Party Consents. All consents, permits and approvals from parties to contracts with CHEMX that may be required in connection with transactions contemplated hereby or the continuance of such contracts in full force and effect after the Closing Date, shall have been obtained.

Section8.04. Litigation. No action, suit or proceeding shall have been instituted and be continuing or be threatened by any Person to restrain, modify or prevent the carrying out of the transactions contemplated hereby, or to seek damages in connection with such transactions, or that has or could have a material adverse effect on CHEMX or the Assets.

Section8.05 Due Diligence Review. ALLYME must have received results satisfactory to it, in its sole discretion, from its due diligence review of CHEMX and the Assets.

Section8.06 Closing Documents. CHEMX shall have executed and delivered the documents described in Section 2.03 above.

ARTICLEIX

CONDITIONSPRECEDENT TO THE OBLIGATION OF CHEMX TO CLOSE

The obligations of CHEMX to be performed by him at the Closing pursuant to this Agreement are subject to the fulfillment, on or before the Closing Date, of each the following conditions, any one or more of which may be waived by him, to the extent permitted bylaw:

Section9.01. Representations and Covenants. (a) The representations and warranties of ALLYME contained in this Agreement shall be true and correct on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date, except that any of such representations and warranties that are given as of a particular date and relate solely to a particular date or period shall be true as of such date or period; and

(b)ALLYME shall have performed and complied with all covenants and agreements required by this Agreement to be performed or complied with by it on or before the Closing Date. ALLYME shall have delivered to CHEMX a certificate dated the Closing Date, and signed by an authorized signatory of ALLYME to the foregoing effect.

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Section9.02. Litigation. No action, suit or proceeding shall have been instituted and be continuing or be threatened by any Person to restrain, modify or prevent the carrying out of the transactions contemplated hereby, or to seek damages in connection with such transactions, or that has or could have a material adverse effect on ALLYME.

Section9.03. Closing Documents. ALLYME shall have executed and delivered the documents described in Section 2.04 above.

ARTICLEX

TERMINATION

Section10.01. Termination. Notwithstanding anything to the contrary in this Agreement, this Agreement may be terminated and the Asset Purchase and the other transactions contemplated by this Agreement shall be abandoned at any time prior to the Closing: by mutual written consent of CHEMX and ALLYME.

Section10.02. Effect of Termination. If this Agreement is terminated and the transactions contemplated hereby are abandoned as described in Section 10.01, this Agreement shall become null and void and of no further force and effect.

ARTICLEXI

POST-CLOSINGCOVENANTS

Section11.01 CHEMX’s Covenants. CHEMX hereby covenants with ALLYME and promises as follows:

(a)	To take any and all actions reasonably requested by ALLYME to ensure that ALLYME receives all information, documents, passwords, assignments and any other documents, consents, assignments, or information necessary for ALLYME to own and operate the Assets.

(b)	To execute any and all documents, filings or other instruments as may be necessary to transfer and assign to ALLYME all of the intellectual property related to the Assets.

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MISCELLANEOUS

Section11.02. Time. Time shall be of the essence hereof.

Section11.03. Notices. Any notice or other writing required or permitted to be given hereunder or for the purposes hereof shall be sufficiently given if delivered to the Party to whom it is given or, if mailed, by prepaid registered mail, or sent by email, addressed to such Party at:

if to CHEMX, at:

1111W 12th St., #113

Austin, Texas 78703

b.wilcoxon@next-chemx.com

if to ALLYME, at:

1111W 12th St., #113

Austin, Texas 78703

or at such other physical address as the Party to whom such writing is to be given shall have last notified to the Party giving the same in the manner provided in this article. Written notice hereunder, shall be delivered personally or sent to each Party by(i) personal delivery, (ii) a nationally-recognized, next-day courier service, (iii) first-class registered or certified mail, postage prepaid or (iv) electronic mail. In the case of delivery by certified mail, such mailing shall be deemed to have been delivered following deposit with the U.S. Postal Service, if deposited at a United States post office five (5) calendar days following deposit with the U.S. Postal Service. In the case of overnight delivery, delivery shall be deemed to be completed upon receipt of the notice at the address provided. In the case of email delivery, delivery shall be deemed to be completed upon the email message having been sent.

Section11.04. Severability. If a court of competent jurisdiction determines that any one or more of the provisions contained in this Agreement is invalid, illegal or unenforceable in any respect in any jurisdiction, the validity, legality and enforceability of such provision or provisions shall not in any way be affected or impaired thereby in any other jurisdiction and the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby, unless in either case as a result of such determination this Agreement would fail in its essential purpose.

Section11.05. Entire Agreement. This Agreement constitutes the entire agreement between the Parties and supersedes all prior agreements and understandings, oral or written, by and between any of the Parties with respect to the subject matter hereof.

Section11.06. Further Assurances. The Parties shall with reasonable diligence, do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each Party shall provide such further documents or instruments required by the other Party as may be reasonably necessary or desirable to give effect to the purpose of this Agreement and carry out its provisions whether before or after the Closing Date.

Section11.07. Waiver. Except as provided in this Article, no action taken or inaction pursuant to this Agreement will be deemed to constitute a waiver of compliance with any warranties, conditions or covenants contained in this Agreement and will not operate or be construed as a waiver of any subsequent breach, whether of a similar or dissimilar nature. No waiver of any right under this Agreement shall be binding unless executed in writing by the Party to be bound thereby.

Section11.08. Counterparts. This Agreement may be executed in as many counterparts as may be necessary or by facsimile and each such counterpart agreement or facsimile so executed shall be deemed to be an original and such counterparts and facsimile copies together shall constitute one and the same instrument and shall be valid and enforceable.

[SIGNATUREPAGE TO FOLLOW.]

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INWITNESS WHEREOF the Parties hereto have set their hand and seal as of the day and year first above written.

ALLYMEGROUP INC. a Nevada corporation		NEXT-CHEMX CORPORATION a Texas corporation

By:	/s/	By:	/s/
Name:	J. Michael Johnson	Name:	Benton H Wilcoxon
Title:	President	Title:	CEO

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